Via Edgar

April 22, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Stertzel

Re:	McDermott International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-08430

Ladies and Gentlemen:

We have received the Staff’s comment letter dated April 18, 2013 with respect to the McDermott International, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012. The comment letter requests the Company to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide a response. The Company is in the process of identifying the necessary information that will be required to adequately respond to the comment letter, but would like to respectfully request an extension of time to fully respond to the Staff’s comments due to the timing of board and board committee meetings, management team travel schedules, and the timing for its March 31, 2013 Form 10-Q filing and upcoming earnings release. The Company expects to provide its responses to the comment letter by no later than May 22, 2013.

If you have any questions or require any additional information with respect to the matters included within this letter, please do not hesitate to contact me at (281) 870-5606.

Sincerely yours,

/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer